UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

CHC GROUP LTD.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G07021101

(CUSIP Number)

CD&R CHC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07021101

1.	Name of Reporting Persons: CD&R CHC Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,710,603 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,710,603 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,710,603 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13.	Percent of Class Represented by Amount in Row (11) 49.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)  The total number of voting ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), reported includes, on an as-converted basis (based on the current conversion price), but subject to the 49.9% cap described below, convertible preferred shares (“Preferred Shares”) that are convertible into Ordinary Shares at the holder’s option, any time at a conversion price currently equal to $228.06 per Ordinary Share (which conversion price generally increases by 0.25% every quarter until the eighth anniversary of November 12, 2014, which was the second closing (the “Second Closing”) contemplated by that certain Investment Agreement, entered into on August 21, 2014, by and among the Issuer and affiliates of CD&R Holdings (referred to together with the exhibits thereto as the “Investment Agreement”), in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, and as described in Items 4 and 5 of the Schedule 13D. Each Preferred Share is entitled to vote with holders of the Ordinary Shares on an as-converted basis, based on the then-current conversion price, and accrued dividends through the date of conversion. The aggregate Ordinary Shares that may be issued upon conversion of Preferred Shares held by the Reporting Persons may not exceed 49.9% of the total Ordinary Shares outstanding immediately after such conversion and, for each Ordinary Share not issued due to this limitation, the Reporting Persons will receive a non-voting ordinary share, par value $0.0001 per share, of the Issuer (a “non-voting Ordinary Share”). Accordingly, the number of Ordinary Shares reported in this Schedule 13D/A as beneficially owned by the Reporting Persons and the percentage that such shares represent of the class of Ordinary Shares exclude 306,134 non-voting Ordinary Shares issuable in respect of these Preferred Shares. All of these shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

(2)  The total amount of shares reported excludes 1,530,011 Ordinary Shares held by 6922767 Holding (Cayman) Inc. (“CaymanCo”) that CD&R Holdings may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act.

(3)  CD&R Holdings’ voting percentage is 49.9%, calculated using a fraction, the denominator of which is 5,432,071 (calculated by adding the 2,721,468 Ordinary Shares outstanding as of January 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed March 4, 2016, plus the total number of Ordinary Shares described in footnote (1) above, but excluding all non-voting Ordinary Shares). The total number of Ordinary Shares outstanding is calculated after giving effect to a 1-for-30 reverse share split of the Company that became effective on December 11, 2015.

CUSIP No. G07021101

1.	Name of Reporting Persons: CD&R Investment Associates IX, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,710,603 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,710,603 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,710,603 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)

13.	Percent of Class Represented by Amount in Row (11) 49.9% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)  The total number of Ordinary Shares, reported includes, on an as-converted basis (based on the current conversion price), but subject to the 49.9% cap described below, Preferred Shares that are convertible into Ordinary Shares at the holder’s option, any time at a conversion price currently equal to $228.06 per Ordinary Share (which conversion price generally increases by 0.25% every quarter until the eighth anniversary of the Second Closing contemplated by the Investment Agreement), in each case, taking into account preferred dividends that have accrued and that are anticipated to be accrued on the foregoing Preferred Shares within 60 days of the date hereof, and as described in Items 4 and 5 of the Schedule 13D. Each Preferred Share is entitled to vote with holders of the Ordinary Shares on an as-converted basis, based on the then-current conversion price, and accrued dividends through the date of conversion. The aggregate Ordinary Shares that may be issued upon conversion of Preferred Shares held by the Reporting Persons may not exceed 49.9% of the total Ordinary Shares outstanding immediately after such conversion and, for each Ordinary Share not issued due to this limitation, the Reporting Persons will receive a non-voting Ordinary Share. Accordingly, the number of Ordinary Shares reported in this Schedule 13D/A as beneficially owned by the Reporting Persons and the percentage that such shares represent of the class of Ordinary Shares exclude 306,134 non-voting Ordinary Shares issuable in respect of these Preferred Shares. All of these shares may be deemed to be beneficially owned by CD&R Holdings GP.

(2) The total amount of shares reported excludes 1,530,011 Ordinary Shares held by CaymanCo that CD&R Holdings may be deemed to beneficially own because CD&R Holdings and CaymanCo comprise a “group” within the meaning of Section 13(d)(3) of the Act.

(3)  CD&R Holdings’ voting percentage is 49.9%, calculated using a fraction, the denominator of which is 5,432,071 (calculated by adding the 2,721,468 Ordinary Shares outstanding as of January 31, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed March 4, 2016, plus the total number of Ordinary Shares described in footnote (1) above, but excluding all non-voting Ordinary Shares). The total number of Ordinary Shares outstanding is calculated after giving effect to a 1-for-30 reverse share split of the Company that became effective on December 11, 2015.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed by CD&R CHC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on November 10, 2014 (the “Schedule 13D”), with respect to the voting ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of CHC Group Ltd., a Cayman Islands exempted company (the “Company”).  Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D, and except as specifically amended by this Amendment No. 2, items in the Schedule 13D remain unchanged.  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 of the Schedule 13D is amended by adding the following to the end of the section entitled “CD&R Shareholders’ Agreement and CD&R Registration Rights Agreement”:

On April 26, 2016, Jonathan Lewis and Jeffrey K. Quake informed the Company that they were resigning from the board of directors of the Company and all committees thereof, with immediate effect.   Mr. Lewis served on the Audit Committee, Compensation Committee and the Health, Safety and Compliance Committee.  Mr. Quake served on the Compensation Committee.  Neither of these resignations was a result of a disagreement with management.

Subsequently, CD&R Holdings agreed to modify its director appointment rights such that CD&R will have the right to appoint three directors for so long as there are fewer than nine directors occupying seats on the board, pursuant to the CD&R Shareholders’ Agreement, dated as of October 30, 2014, among the Company, CD&R Holdings and the other parties thereto.

The other material terms of such CD&R Shareholders’ Agreement are described in the Company’s Current Report on Form 8-K filed with the Securities Exchange Commission (or the SEC) on August 27, 2014 and are incorporated herein by reference. A copy of the CD&R Shareholders’ Agreement was attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 30, 2014 and is also incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2016

CD&R CHC GROUP HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

Signature Page